Union Dental Holdings, Inc.
                        1700 University Drive, Suite 200
                          Coral Springs, Florida 33071
                               Tel: (954) 575-2252

                                                              September 13, 2006


VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  Union Dental Holdings, Inc. (the "Company")
     Amendment to Registration Statement on Form SB-2
     Filed September 11, 2006
     ACCESSION NUMBER: 0001164150-06-000221

Ladies and Gentlemen:

     The Company hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of the Amendment to the Registrant's Registration Statement on Form SB-2 filed with the Commission on September 11, 2006 (Accession Number: 0001164150-06-000221). This file was erroneously tagged as a pre-effective amendment to the Company's Form SB-2 which was declared effective by the SEC on September 14, 2005.

     If you have any questions  concerning this matter,  please contact Marcelle
S. Balcombe at (212) 930-9700.

     Thank you for your assistance in this matter.

                                             Union Dental Holdings, Inc.

                                         By: /s/ George Green
                                           ------------------------------
                                            Dr. George Green
                                            Chief Executive Officer